Filed by Forest City Realty Trust, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Forest City Realty Trust, Inc.
(Commission File No. 001-37671)
Date: January 31, 2017

Message to Employees of Forest City Realty Trust, Inc.

January 31, 2017
To All Employees:
As some associates may be aware, yesterday an activist shareholder, Land & Buildings Investment Management LLC, which only recently became a Forest City shareholder, issued a press release critical of the company’s board and management, and calling for the company to take a range of actions - beyond those that we have already taken or announced as part of our ongoing strategic transformation.
Associates are well aware of the many significant steps the company has taken - thanks to your hard work and dedication - over the last several years as we have executed on our strategy to focus on core markets and products, build a strong capital structure and pursue operational excellence. In addition, we have improved the transparency of our financial disclosure and enhanced our governance practices, including plans to eliminate our dual-class stock structure and appoint two new independent board members, effective with a shareholder vote at our 2017 Annual Meeting later this spring.
The broad range of our strategic and governance actions over the past several years have been favorably received by many investors, including a number of our largest and longest-tenured shareholders. For that reason, we were surprised that Land & Buildings would choose to take such a negative, and, we believe, counterproductive stance.
I want to assure associates that the entire board and senior leadership team believe the actions we have taken and continue to take as a company, have put Forest City on a positive growth path for the future that will continue to enhance value for all the company’s stakeholders, including associates.
While the Land & Buildings press release and any subsequent communication on this matter are likely to generate media coverage, I urge you not to let it be a distraction from the vital day-to-day work of continuing to execute our strategies, serve tenants and residents, and support fellow associates. We have a core team of senior staff and advisors focused on addressing this issue and will update the broader associate base if and when developments merit.
As always, thank you for your commitment to the continued success of Forest City.
/s/ David J. LaRue
David J. LaRue
President and Chief Executive Officer